Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was made available to AMR employees on AMR Corporation’s internal website.

GENERAL

FACTS ABOUT THE NEW AMERICAN

COMPENSATION & BENEFITS

TRAVEL

RESTRUCTURING

EAGLE

GENERAL

1.	Why did our company decide to merge with US Airways?

Simply put, to make the new American stronger and more competitive. Upon completion of the merger, we’ll be part of a bigger airline, with a broader network serving more customers, which will lead to more opportunities for our team. We’ll be in a better position to compete and win against Delta, United and other global carriers, and that means long-term stability and career growth opportunities for our people.

Our leaders and the stakeholders of our company, including our senior management team and our Board of Directors, the Unsecured Creditors Committee, and the Ad Hoc Committee have looked at this combination from top to bottom and have all determined that this is the best path forward.

2.	What immediate changes will our people notice?

There won’t be a lot of big changes for our people in the immediate future. We will continue to operate as separate carriers until the merger closes. Eventually, we will be part of a bigger, even stronger airline, with a broader network serving more customers. And all of this will lead to more opportunities for our company.

Right now, the best thing we can all do is keep our focus on our customers and take care of each other.

3.	When will the merger be completed, and what steps do we take now?

We expect to receive regulatory and US Airways shareholder approval of our merger and Bankruptcy Court approval of our Plan of Reorganization in the third quarter of 2013. After closing, combining operations will likely take a year or two to complete. We have three major phases to move through:

•	Phase 1: Two carriers, two operating certificates

•	Phase 2: One carrier, two operating certificates

•	Phase 3: One carrier, one operating certificate

For full details of each phase of the merger process, click here.

4.	Will there be job loss as a result of the merger?

As we move forward with the integration process for combining operations with US Airways, a team of representatives from both companies will be assessing our combined staffing needs, which will likely vary by employee group. We’re committed to being up front and open as we move through the process.

5.	Will any major hubs be affected as a result of the merger?

We expect to maintain all hubs now served by both airlines and offer increased service to existing markets, providing more choices for our customers and more opportunity for our people.

As the new carrier, we will have more than 6,700 daily flights to 336 destinations in 56 countries across the globe.

6.	Will American continue investing in fleet renewal efforts, technologies and other products as the airline has in the past few months?

Absolutely. Together, American and US Airways will have even greater ability to invest in our business. We expect to continue to introduce new products and technologies to deliver a comfortable, connected travel experience for our customers.

7.	Does the merger impact American’s fleet acquisition and fleet retirement plan?

American is building toward the youngest and most modern fleet among major U.S. carriers, and will continue to do so as we come together with US Airways. American currently has more than 500 new planes scheduled to join the fleet, including continued deliveries of the Boeing 737 family of aircraft and new additions such as the Boeing 777-300ER and the Airbus A320 family of aircraft.

8.	Will American remain a part of oneworld?

Yes – American is a founding member of oneworld and will remain an important part of the alliance. We believe that our combination with US Airways will only make oneworld stronger, bringing customers access to more choices and better service across our combined worldwide network.

FACTS ABOUT THE NEW AMERICAN

1.	What is the name of the new carrier? Where will our headquarters be located?

The new carrier will retain the iconic American Airlines name, one of the most recognized brands in the world. We’ll also maintain the new logo and livery we unveiled in January. The new American’s headquarters will be in Dallas-Fort Worth, with the combined company also keeping a significant corporate and operational presence in Phoenix.

2.	Which management team will lead the new carrier?

Until the merger closes, Tom will continue to serve as Chairman and CEO of American. Upon closing, Doug Parker, the current CEO of US Airways, will become the CEO of the combined company, and Tom will continue as Chairman of the Board through the first shareholders meeting of the new company.

3.	Will American’s new logo and livery remain as planned?

The new company will retain the iconic, globally recognized American Airlines brand, including the new logo and livery design American announced in January.

4.	Where will we be flying in the future that we can’t today?

Our combined airline joins two highly complementary networks with access to the best destinations around the globe, allowing us to provide customers with more choices across a superior breath of schedule.

With US Airways’ network, we will be able to offer the most service across the East Coast and Central regions of the U.S., and a strengthened network on the West Coast. The combined airline will also bolster American’s industry-leading position in Latin America and enhance our service across the Atlantic and Pacific.

5.	Which unions will represent American’s people at the new carrier?

Once the Plan of Reorganization (POR) is approved and effective, the unions that currently represent our people will apply to the National Mediation Board (NMB) for single-carrier determination. This determination will allow the carriers to be considered a single airline for labor relations purposes.

After the NMB grants single-carrier status, the unions will be able to seek to represent the combined workforce. The NMB will determine the surviving representative either through investigation or an election.

6.	What about our independent people? How will their voices be heard in this process?

Our independent people will remain independent, if that is their desire, and will continue to have a direct voice on operational- and customer service-issues through vehicles such as the AAB, the EAC, and other boards. Under existing law governing airline seniority integrations, there is no advantage to being unionized. In that process, an independent committee of American Agents, Reps, and Planners will have a direct voice in determining the legally required fair and equitable integration outcome. If a union seeks to represent our independent people, that union will be required to provide the NMB with at least a 50 percent showing of interest of the combined workgroups before the NMB could conduct an election.

7.	How will we begin the process of integrating operations with US Airways?

A successful merger requires a successful integration, which will take time and effort. Between now and the closing of the merger, a transition team of people from both airlines will develop a carefully constructed integration process to help ensure a smooth transition. Using previous airline mergers as a guide, the entire process to integrate the two companies, departments, operations and workforces would take a year or two after closing to complete. The carriers can’t fully combine operations until they receive a Single Operating Certificate from the FAA, which allows the two carriers to combine technical operations, such as Maintenance and Flight.

8.	How will we ensure fair seniority integration?

Each workgroup (including our Agents, Reps and Planners) will achieve an integrated seniority list, combining American and US Airways people within that class or craft of work. Federal law ensures the parties abide by the McCaskill Bond amendment, which ensures a fair process for seniority integration. For our represented people, many of the steps in the seniority integration process and the timeline for reaching new seniority lists have already been determined in the MOUs. For our independent people, American will facilitate the process of creating transition committees to work toward integrating seniority.

Management and support staff integration will not be determined by seniority. However, throughout this phase, the new management structure will take shape. Senior leaders will determine how the management teams will integrate.

9.	When will negotiations for Joint Collective Bargaining Agreements for American’s unionized groups begin?

The schedule for JCBA negotiations is specified in the MOUs negotiated by American and US Airways with each of the unions, and will also depend on the NMB’s determinations on employee representation.

COMPENSATION & BENEFITS

1.	Are my benefits and compensation secure? Will I see any immediate changes?

Our people can continue to rely on the same compensation and benefits they enjoy today. The merger will provide greater long-term opportunities for employees of both companies, including a path to improved compensation and benefits.

TRAVEL

1.	How does the interim travel program affect flying on American’s flights by American’s people?

The interim travel program does not change the current American or US Airways travel programs for their respective people.

2.	Why are we implementing an Interim Reciprocal Travel Program?

We know travel is an important privilege that you value. Like much of the integration process, developing the employee travel program for the new American will take time and effort. One of our goals is to quickly allow employees to take advantage of a broader network while not creating complicated processes for our airport colleagues.

3.	What happens after the merger is approved?

Upon the closing of the merger, we plan to thoroughly evaluate both travel programs and seek feedback from our people as we develop the new program.

4.	What will be included in the long-term travel program?

The details of the long-term travel program have yet to be determined. As part of the integration process after the merger closes, features of each carrier’s programs will eventually have to be harmonized. Both carriers agree that, in any case, we should not make changes that treat one carrier’s people less favorably than the other’s.

5.	When does the Interim Reciprocal Travel Program begin?

The Interim Reciprocal Travel Program begins March 1, 2013.

6.	Can American’s people travel on US Airways prior to March 1, 2013?

You are free to travel on US Airways prior to March 1, 2013, using the terms and conditions of today’s ZED agreement.

7.	Who is eligible for the Interim Reciprocal Travel Program?

American’s people, including active employees and retirees, will have unlimited space available travel for themselves, their spouse/company recognized domestic partner and their dependent children when flying Coach (Y). Registered companions will also be eligible for four tickets per year as part of the Interim Reciprocal Travel Program.

8.	Are TWA retirees eligible for the Interim Reciprocal Travel Program?

Yes. The TWA retirees are eligible for the interim travel program.

9.	How does the Interim Reciprocal Travel Program affect American’s current boarding process, which gives boarding priority based on time of check-in?

During the interim agreement, US Airways employees traveling on American will board after American’s, American Eagle’s and Executive Airlines’ people.

10.	What will be the boarding process on US Airways flights?

When traveling on US Airways flights, your boarding priority will be after US Airways’ employees, retirees and dependents, but ahead of other companies/airlines.

11.	How do the new fares compare to traditional ZED fares?

The new fares included in the Interim Reciprocal Travel Program are an average of 70 percent less than the current adult zonal fares in place between American and US Airways.

12.	Will parents of American’s people be able to travel on US Airways?

Parents will continue to have access to one ticket per year when traveling on US Airways, as they do today. However, the new fares will apply for parents once the Interim Reciprocal Travel Program begins.

13.	Will registered companions of American’s people be able to travel on US Airways?

Unlike traditional interline agreements, registered companions of American’s people will have access to four tickets per year to fly on US Airways and its regional affiliates. Extended family and friends (D3) are not eligible for the Interim Reciprocal Travel Program.

14.	Why aren’t First (F) and Business (J) class travel included in the Interim Reciprocal Travel Program?

Including F and J class travel at this time would create complexity at airports and in back-office processes, and wouldn’t allow us to quickly and efficiently implement the program.

15.	Are premium cabin upgrades included in the Interim Reciprocal Travel Program?

No. Premium cabin upgrades are not included because doing so would create too many complexities for ticketing, refunding and airport processing.

16.	Are buddy or guest passes included in the Interim Reciprocal Travel Program?

No. Buddy or guest passes are not included in the interim travel agreement due to system complexities.

17.	Is personal travel on flights operated by non-wholly owned regional affiliates, such as American’s Chautauqua, SkyWest and ExpressJet, included in the interim program?

The interim program includes flights operated by American and US Airways and their wholly-owned and non-owned regional affiliates operating as US Airways Express.

18.	How will listing and ticketing work for American’s people traveling on US Airways?

Ticketing and flight listing procedures will be as they exist today.

19.	Does the Interim Reciprocal Travel Program include business travel?

Yes. People at American, American Eagle and Executive Airlines will be eligible for positive space company business travel on US Airways and US Airways Express flights for business travel.

20.	Can business travel on US Airways by American’s people be upgraded?

As part of the Interim Reciprocal Travel Program, business travelers may be upgraded to a premium cabin on a space-available basis. Travel will be non-removable, positive space.

21.	What is the booking process for American’s people traveling on US Airways for business?

The Interline Travel department will continue to facilitate business travel requests as they do today. You may request a pass using the OAL Business Travel Form available on Jetnet. Business travel will be booked no earlier than 20 days prior to departure and no later than 24 hours prior to a flight’s departure. Please be sure to request a pass well in advance of the 24 hour deadline so that Interline can accommodate your request.

RESTRUCTURING

1.	Does this mean American is out of bankruptcy?

Almost. American will file a Plan of Reorganization based on the merger with US Airways for approval by the U.S. Bankruptcy Court. Assuming Court approval of our Plan and satisfaction of the other customary approvals and closing conditions, American will exit bankruptcy and move forward with the necessary steps to combine operations with US Airways. We expect this to happen in the third quarter of 2013.

2.	Why did American recently go through an extensive restructuring and a management redesign only to now merge with another carrier?

During restructuring, we made necessary, and sometimes difficult, changes to help American become stronger. While challenging, our hard work over the course of the last year has made our airline better and stronger. We accomplished a great deal in a very short period of time. We now have real momentum as we move forward to improve our operations, renew the fleet and modernize our airline.

American’s many strengths, combined with the significant progress we’ve made in our restructuring, allowed us to shape a merger deal that positions us well for the future.

3.	Why did the company recently finalize contract negotiations with our unionized people, when it sounds like their contracts will change in the near future?

Securing contracts with our unionized employees was a key step in determining the financial position of our company as we evaluated strategic alternatives. Our unionized people, along with US Airways’ unionized groups, will ultimately work together to achieve new joint collective bargaining agreements.

4.	Where does the Ch. 11 process related to retiree medical benefits stand now? What will change for those who retired prior to November 1, 2012?

The merger announcement will not affect our ongoing discussions with the Official Committee of Retired Employees in the Chapter 11 proceedings regarding the terms of their retiree medical benefits. We are working to conclude this process before a formal exit from Chapter 11 several months from now, and will communicate details as soon as they are known.

EAGLE

1.	What is the plan for Eagle moving forward?

As work progresses toward completing the transaction, it remains business as usual at American Eagle – nothing will immediately change.

2.	Will American Eagle be merged with US Airways’ various regional carriers?

Each of the regional carriers owned by the two airlines – AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA – are expected to continue operating separately after the merger.

3.	Will there be job loss as a result of the merger?

It will be some time before we understand the impact of the merger, if any, on American Eagle. Because the current plan is to maintain the three, wholly owned regional airlines as separate entities, job changes or losses are expected to be very slight.

4.	Will Eagle’s plan to be renamed be impacted?

No, Eagle is still vetting and looking at new names for the airline. With ExpressJet, Skywest and Republic now flying under the American Eagle name, we – the “original” Eagle – need to be able to better market and differentiate ourselves from other regional carriers to our current customers. Our current customers include not only American, but also the many other carriers who utilize our growing ground operations business. If we want to expand our business with other carriers, on the ground and in the air, having a name that is not so closely linked to American will be to our benefit.

Our leaders understand that renaming and rebranding ourselves after all of the hard work we put into creating the great airline that American Eagle is today will be difficult for some. However, the best path forward for our airline and our employees is growth and we believe that renaming our airline will better position us to do that.

5.	Does the merger mean divestiture plans are on hold?

Before revisiting the topic of divesting Eagle, the new American must develop a unified view of its regional strategy.

6.	What does US Airways’ regional fleet currently look like?

US Airways’ regional service operates under the name of US Airways Express with more than 1,800 daily flights to 141 destinations. US Airways Express is a network of eight regional airlines operating under a codeshare and service agreement with US Airways. Two of these regional airlines, Piedmont Airlines, Inc. and PSA Airlines, Inc. are wholly-owned subsidiaries of US Airways Group, Inc.

	PSA	Piedmont	American Eagle
Daily Flights	318	326	1,448
Destinations	68	49	148
Pilots	474	358	2,713
Flight Attendants	275	176	1,616
Maintenance and Related	148	219	1,631
Customer Service	—	3,495	6,832
Other	186	1,138	1,475

Total	1,083	5,386	14,627

All figures provided are as of 1Q13

American Eagle vs. US Airways Express Fleet Comparison				Capacity	Aircraft
US Airways Express Fleet: 285	Wholly Owned: 93	PSA	CRJ200	50	35
			CRJ700	67	14
		Piedmont	Dash 8-100	37	33
			Dash 8-300	50	11
	Contracted: 192	Mesa	CRJ900	79	38
		Air Wisconsin	CRJ200	50	70
		Republic	Embraer 170	69	20
			Embraer 175	80	38
		Chautauqua	Embraer 145	50	9
		Trans States[1]	Embraer 145	50	3
		SkyWest[1]	CRJ200	50	14

American Eagle Fleet: 290	Wholly Owned: 252	American Eagle	Embraer 135	37	19
			Embraer 140	44	59
			Embraer 145	50	118
			CRJ700	63	25
			CRJ700 NG	65	22
		Executive[2]	ATR-72	64	9
	Contracted: 38	Chautauqua	Embraer 140	44	15
		ExpressJet	CRJ200	50	11
		SkyWest	CRJ200	50	12

[1]	Includes aircraft that are not under contract with US Airways
[2]	The Executive fleet will be retired April 1, 2013

7.	How will regional carriers for US Airways Express and American Eagle be integrated when the companies merge?

Both American and US Airways anticipate that the regional carriers they own – AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA – will continue to [operate as distinct entities,] providing seamless connection service to the new American Airlines.

8.	Will all eight of US Airways Express regional carriers fly under the American Eagle livery and name?

All regional carriers flying for the new American are expected to eventually fly under the American Eagle name and livery.

9.	How does this impact Eagle’s fleet plan? Will the merged entity still be negotiating and financing aircraft on our behalf?

Developing a comprehensive fleet plan for American Eagle remains our leadership’s highest priority. We are in active and ongoing negotiations to replace our smaller aircraft with larger ones.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.